Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

JODI J. SCHWARTZ	MARK GORDON	WILLIAM T. ALLEN	DAVID S. NEILL	DAVID E. SHAPIRO	EDWARD J. LEE
ADAM O. EMMERICH	JOSEPH D. LARSON	PETER C. CANELLOS	BERNARD W. NUSSBAUM	DAMIAN G. DIDDEN	BRANDON C. PRICE
GEORGE T. CONWAY III	LAWRENCE S. MAKOW	DAVID M. EINHORN	LAWRENCE B. PEDOWITZ	ANTE VUCIC	KEVIN S. SCHWARTZ
		KENNETH B. FORREST	ERIC S. ROBINSON
		THEODORE GEWERTZ	PATRICIA A. ROBINSON*
		MAURA R. GROSSMAN	ERIC M. ROTH
		RICHARD D. KATCHER	MICHAEL W. SCHWARTZ
		DOUGLAS K. MAYER	ELLIOTT V. STEIN
		ROBERT B. MAZUR	WARREN R. STERN
		PHILIP MINDLIN	PATRICIA A. VLAHAKIS
		ROBERT M. MORGENTHAU	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

		DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
		AMANDA K. ALLEXON	MARK A. KOENIG
		LOUIS J. BARASH	J. AUSTIN LYONS
		DIANNA CHEN	ALICIA C. McCARTHY
		ANDREW J.H. CHEUNG	SABASTIAN V. NILES
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

March 13, 2015

VIA HAND DELIVERY AND EDGAR

Todd K. Schiffman

Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Sterling Bancorp

Amendment No.1 to Registration Statement on Form S-4

Filed January 23, 2015

File No. 333-200915

Dear Mr. Schiffman:

On behalf of Sterling Bancorp (“Sterling” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 to the registration statement on Form S-4 filed with the Commission on January 23, 2015 (the “Registration Statement”) contained in your letter dated February 6, 2015 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 2”) on the date hereof.  We also respectfully note to the Staff that Amendment No. 2 updates the Registration Statement to incorporate by reference audited consolidated financial statements of Sterling as of December 31, 2014 and for the transition period from October 1, 2014 to December 31, 2014 and audited consolidated financial statements of Hudson Valley Holding Corp. (“Hudson Valley”) as of and for the fiscal year ended December 31, 2014, as previously filed with the Commission, and to include unaudited pro forma condensed consolidated financial statements for the results of operations of Sterling and Hudson Valley as of and for the three months ended December 31, 2014.  We are separately furnishing to the Staff six courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses.  Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

General

1.              We acknowledge your response to comments 1, 2 and 3 of our letter to you dated January 8, 2015.  Please revise the disclosure on page 94 to include projections set forth in the materials based on material nonpublic information provided by either company including, but not limited to, the following:

•                  information on pages 21, 28 and 29 of the materials of Keefe Bruyette and Woods;

•                  information on pages 16, 20 and 25 of the materials of RBC Capital Markets; and

•                  information on pages 25 and 26 of the materials of Jefferies.

Please add a cross reference in the summary to this information on pages 93-95.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 100 and 101, and has included cross references in the Summary section on page 11.

Front Cover Page of Prospectus/Proxy Statement

2.              We acknowledge your response to comment 4 of our letter to you dated January 8, 2015.  To minimize confusion, please revise the second paragraph to use the same stock price for determining the aggregate value of consideration being offered for all outstanding shares of Hudson Valley Holdings Corp. (for which you use a price of $25.79) as for additional amounts being paid directly or indirectly to officers and directors as part of the merger (for which you use a price of $25.63). Provide similar detail in the document.

Response:  The Company respectfully notes to the Staff that, under Item 402(t) of Regulation S-K, disclosure in the joint proxy statement/prospectus regarding compensation that may be paid or become payable to named executive officers of Hudson Valley must be quantified using the average closing price per share of Hudson Valley common stock over the first five trading days following the announcement of the merger agreement, equal to $25.63. The Company has revised the disclosure on the front cover page and on pages 12 and 16 to minimize confusion from showing two different prices for the price per share of Hudson Valley common stock.

Summary

3.              Please add a separate section after the first section on page 1, summarizing the “Hudson Valley merger-related compensation proposal” that is one of the three matters that is being put a vote of shareholders of Hudson Valley.  Please list each of the components of the proposal.  Please add a cross reference to a more detailed description.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10.

Summary, Opinion of Hudson Valley’s Financial Advisor, page 10

4.              We acknowledge your response to comment 4 of our letter to you dated January 8, 2015.  As we requested, please disclose the years (2012-2013) in which KBW had been retained by Sterling to act as its financial advisor in its October 2013 merger with Provident New York Bancorp.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 80.

Background of the Merger, page 55

5.              Please revise the first paragraph on page 56 to disclose whether in July 2014 before the Board of Hudson Valley voted to retain KBW they were advised that KBW had served as financial advisor to Sterling in connection with its October 2013 merger with Provident New York Bancorp.  We note Sterling had paid KBW over $2 million in fees and expenses.  Please disclose when KBW ceased to be an advisor or consultant to Sterling.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 60.

6.                               Please revise the last paragraph on page 56 to disclose the reasons why the Board only contacted two financial institutions after receiving only one “preliminary written indication of interest” which was from Sterling.  Disclose the role of KBW in this decision and the extent to which KBW made any recommendations.  Please revise the last sentence of the paragraph which is on page 57 to identify the

“potential benefits” and the “risks” of contacting more institutions to which you refer.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 61.

7.                               We acknowledge your response to comment 18 of our letter to you dated January 8, 2015.  Please revise your discussion in the second paragraph on page 57 to explain the reason the Hudson Valley Board rejected the indication of interest from Bank A based on the “potential for appreciation” in its stock when Bank A’s indication of interest was “flexible” in the extent which it would pay cash.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 61.

8.                               We acknowledge your response to comment 19 of our letter to you dated January 8, 2015.  Please revise your discussion in the fourth paragraph on page 59 to quantify the “dilutive effect” of paying for equity awards in cash instead of stock compared to the dilutive effect of paying for the shares of all shareholders with stock of Sterling.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 63.

9.                               Please revise your discussion in the third paragraph on page 58 to explain why after public disclosure of Hudson Valley exploring a sale, the Board’s decided to “complete the process as quickly as possible.”  Identify “adverse effects” to which you refer.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 62.

Fairness Opinion of Keefe Bruyette & Woods to the Board of Hudson Valley Holding Corp., Appendix D

10.                        We acknowledge your response to comment 23 of our letter to you dated January 8, 2015.  The fairness opinion includes a limitation on reliance by shareholders in second to last paragraph on page D-5 (“This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion is not to be used for any other purpose. . . .”)  Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.  Alternatively, disclose the basis for Financial Advisor’s belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor’s engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense.  In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

Response:  In response to the Staff’s comment, we supplementally advise the Staff that the language referenced by the Staff appearing on page D-5 of KBW’s opinion is not intended by KBW to limit reliance by shareholders on the disclosures relating to such opinion in the Registration Statement.  Such language does not state, and is not intended to state, that shareholders may not rely on the disclosures in the Registration Statement relating to KBW’s opinion.  Such language does not preclude the use of the opinion through inclusion in the Registration Statement or the summarization of the opinion in the Registration Statement, for which KBW has provided its consent.  See Exhibit 99.3 to the Registration Statement.  In addition, we respectfully advise the Staff that we do not believe that such language is of the type that the Staff has identified as objectionable in the Division of Corporation Finance’s Current Issues and Rulemaking Projects dated November 14, 2000.  The referenced language does not state that the opinion is “exclusively” or “solely” for the Hudson Valley board, which the Staff has objected to in the past.  Rather, the language referenced by the Staff appearing on page D-5 of KBW’s opinion is intended by KBW to clarify the context and purpose of the opinion (i.e., that the opinion is for the purpose of the Hudson Valley board’s consideration of financial terms of the merger and not for any other purpose, such as, for example, for purposes of an appraisal or accounting or tax purposes) and is of a type that is customarily included in opinions provided by many financial advisors.  In light of the Staff’s comment, the disclosure on page 68 has been revised to disclose that KBW has consented to the inclusion of its opinion letter as Annex D.

Fairness Opinion of Jeffries LLC to the Board of Directors of Sterling Bancorp, Appendix E

11.                        Please delete the header on page 1 that states the document is “CONFIDENTIAL.” Please tell us why the fairness opinion is not on the letterhead of Jefferies.

Response:  In response to the Staff’s comment, the Company has revised the header to delete the word “CONFIDENTIAL” and has included Jefferies’ opinion on letterhead.

12.                        We acknowledge your response to comment 23 of our letter to you dated January 8, 2015.  Consistent with Item 506(b)(10)(ii)(A) of Regulation S-K, please revise the exhibit index to include each agreement related to the Hudson Valley Merger-

related compensation proposal which is one of the subjects of the Form S-4 for which the vote of Hudson Valley shareholders is being sought.

Response:  In response to the Staff’s comment, the Company has revised the exhibit index to include the agreements related to the Hudson Valley merger-related compensation proposal.

*                               *                                *                               *                                *                               *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at MGuest@wlrk.com.

Sincerely,

/s/ Matthew M. Guest
Matthew M. Guest

cc.                                 Jack Kopnisky, Sterling Bancorp

Luis Massiani, Sterling Bancorp

Dale Fredston, Sterling Bancorp